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RiverSource Government Income Series, Inc.

EXHIBIT 77H

FOR COLUMBIA U.S. GOVERNMENT MORTGAGE FUND:

During the six-month period ended November 30, 2010, the Fund served as an underlying investment of affiliated funds-of-funds. The Columbia Portfolio Builder funds, the Columbia Income Builder funds, and Columbia Management Investment Advisers, LLC and RiverSource Life Insurance Company, through their initial capital investments, were owners of record of more than 25% of the outstanding shares of the Fund.